Mail Stop 3010

December 2, 2009

Mr. John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

> **Re:** **UBS AG**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-15060**

Dear Mr. Cryan:

We have reviewed your response letter dated October 23, 2009, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB), page 358

1.   We have reviewed your response to our prior comment 12, and note that you believe the assets sold to the fund owned and controlled by the Swiss National Bank met the criteria for derecognition in paragraphs AG42-AG44 of IAS 39, since the call option, put option and contingent share issue are not directly linked to the underlying assets. We note, however, that the call option, put option and contingent share issue are directly linked to either the fund or the SNB's loan to the fund which is secured by the assets of the fund and that the fund is a special purpose vehicle that was set up for the sole purpose of acquiring these assets from your company; it appears that although the form of the related agreements is not

directly linked to the underlying assets, the substance of the agreements does link them to the assets. Please explain. Furthermore as stated in paragraph AG43 of IAS 39, "The critical question is what the transferee is able to do in practice, not what contractual rights the transferee has concerning what it can do with the transferred asset or what contractual prohibitions exist." Given the lack of an active market for the transferred assets, please discuss further how you determined that the transferee would, in practice, be able to dispose of the transferred assets to a third party without attaching similar options or 'strings' to the transfer. Also, you stated in your response that other peers of your company sold similar assets to specialized investment funds in 2008; please tell us the conditions of these sales, if known.

Form 6-K filed November 3, 2009

Note 18 Goodwill Impairment, page 80

2.   We note your disclosures regarding goodwill in your Form 20-F for the year ended December 31, 2008 (on page 247 of your Annual Report and in Note 16) and your Quarterly Report 3Q09 (in Note 18) which is included in your Form 6-K filed November 3, 2009. If the recoverable amount of any cash-generating unit is not substantially in excess of its carrying value, please tell us (as of December 31, 2008 and September 30, 2009) and in future filings disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test. Please also consider expanding your disclosure of the key assumptions used in your valuation models and provide us with your proposed disclosure.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant